UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-22677 CUSIP NUMBER 180489 10 6
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable
PART I REGISTRANT INFORMATION
Clarient, Inc. Full Name of Registrant
Not applicable Former Name if Applicable
31 Columbia Address of Principal Executive Office (Street and Number)
Aliso Viejo, CA 92656-1460 City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Clarient, Inc. (the "Company") was not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Report") prior to the 5:30 p.m. EST filing deadline on March 31, 2008 because the Company was unable to finalize complex disclosures regarding the Company's financial condition in the Report. Those disclosures have now been finalized, and the Report will be filed immediately following the filing of this Form 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James V. Agnello, Senior Vice President and Chief Financial Officer	(888)	443-3310
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A summary of the changes in the results of operations from the corresponding period for the last fiscal year has been reported by the Registrant in a press release issued on March 31, 2008, a copy of which is included in the Registrant's Current Report on Form 8-K filed on March 31, 2008 and incorporated herein by reference.

Clarient, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Clarient, Inc.
Date: April 1, 2008	By:	/s/ JAMES V. AGNELLO James V. Agnello Senior Vice President and Chief Financial Officer